Exhibit (a)(3)





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October 30, 2001



TO:          UNIT HOLDERS OF FJS PROPERTIES FUND I, L.P.

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

         As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer"),MP VALUE FUND 7, LLC; MP VALUE FUND 4, LLC; MP DEWAAY FUND, LLC; and PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND, L.P. (collectively the "Purchasers") are offering to purchase up to 2,500 Units of limited partnership interest (the "Units") in FJS PROPERTIES FUND I, L.P., a Delaware limited partnership (the "Partnership") at a purchase price equal to:

                                  $105 per Unit

 The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in FJS PROPERTIES FUND I, L.P. without the usual transaction costs associated with market sales or partnership transfer fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal (printed on blue paper) and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                           MacKenzie Patterson, Inc.,
                               1640 School Street
                            Moraga, California 94556
                            Telecopy: (925) 631-9119

         If you have any questions or need assistance, please call the Depository at 800-854-8357.

               This Offer expires (unless extended) December 7, 2001.